

Mail Stop 3561

June 8, 2017

R. Andrew Clyde
President and Chief Executive Officer
Murphy USA Inc.
200 Peach Street
El Dorado, AR 71730-5836

      Re: Murphy USA Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 22, 2017
             File No. 1-35914

Dear Mr. Clyde:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ William H. Thompson

                       William H. Thompson
                       Accounting Branch Chief
                       Office of Consumer Products